Filed by Lyondell Chemical Company

Pursuant to Rule 425 under the Securities Act of 1933 and

Deemed Filed Pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Form S-4 Registration Statement File No.: 333-114877

Subject Company: Millennium Chemicals Inc.

Additional Information:

On September 16, 2004, Lyondell Chemical Company (“Lyondell”) filed with the Securities and Exchange Commission (the “SEC”) an amendment to its registration statement on Form S-4 (as amended, the “Form S-4”) containing a preliminary joint proxy statement/prospectus regarding the proposed transaction between Lyondell and Millennium Chemicals Inc. (“Millennium”). Investors and security holders are urged to read that document and any other relevant documents filed or that will be filed with the SEC, including the definitive joint proxy statement/prospectus that will be part of the definitive registration statement, as they become available, because they contain, or will contain, important information. Investors and security holders may obtain a free copy of the definitive joint proxy statement/prospectus (when it becomes available) and other documents filed by Lyondell and Millennium with the SEC at the SEC’s web site at www.sec.gov. The definitive joint proxy statement/prospectus (when it becomes available) and the other documents filed by Lyondell may also be obtained free from Lyondell by calling Lyondell’s Investor Relations department at (713) 309-4590.

The respective executive officers and directors of Lyondell and Millennium and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Lyondell’s executive officers and directors is available in the proxy statement filed with the SEC by Lyondell on March 16, 2004 and in the Form S-4, and information regarding Millennium’s directors and its executive officers is available in Millennium’s Annual Report on Form 10-K/A for the year ended December 31, 2003, which was filed with the SEC on April 27, 2004, and in the Form S-4. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the definitive joint proxy statement/prospectus and other relevant materials filed with the SEC, as they become available.

Forward-Looking Statements:

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the proposed transaction between Lyondell and Millennium, including financial and operating results, Lyondell’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Lyondell’s management and are subject to significant risks and uncertainties. Actual results may differ materially from those set forth in the forward-looking statements. The following factors, among others, could affect the proposed transaction and the anticipated results: approval by Lyondell’s and Millennium’s respective shareholders, amendments to Lyondell’s and Millennium’s respective credit facilities and the parties’ ability to achieve expected synergies in the transaction within the expected timeframes or at all. Additional factors that could cause Lyondell’s results to differ materially from those described in the forward-looking statements can be found in Lyondell’s Annual Report on Form 10-K for the year ended December 31, 2003, which was filed with the SEC on March 12, 2004, and Lyondell’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2004, which was filed with the SEC on August 6, 2004.

This filing contains slides used by Lyondell in a presentation to analysts during the Banc of America Securities 34th Annual Investment Conference on September 21, 2004, and also will be used in other presentations to analysts. A transcript of the presentation is also contained herein. This information is being filed pursuant to Rule 425 under the Securities Act of 1933.

# # #

Positioned For The Cyclical Upturn

Banc of America September 21, 2004

Dan F. Smith

President and Chief Executive Officer

This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the proposed transaction between Lyondell Chemical Company (“Lyondell”) and Millennium Chemicals Inc. (“Millennium”), including financial and operating results, Lyondell’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Lyondell’s management and are subject to significant risks and uncertainties. Actual results may differ materially from those set forth in the forward-looking statements. The following factors, among others, could affect the proposed transaction and the anticipated results: approval by Lyondell’s and Millennium’s respective shareholders and the parties’ ability to achieve expected synergies in the transaction within the expected timeframes or at all. Additional factors that could cause Lyondell’s results to differ materially from those described in the forward-looking statements can be found in Lyondell’s Annual Report on Form 10-K for the year ended December 31, 2003, which was filed with the Securities and Exchange Commission (the “SEC”) on March 12, 2004, and Lyondell’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2004, which was filed with the SEC on August 6, 2004.

In addition, on September 16, 2004, Lyondell filed with the SEC an amendment to its registration statement on Form S-4 (as amended, the “Form S-4”) containing a preliminary joint proxy statement/prospectus regarding the proposed transaction between Lyondell and Millennium. The definitive joint proxy statement/prospectus will be sent to holders of Lyondell's and Millennium's common stock when it becomes available. Investors and security holders are urged to read that document and any other relevant documents filed or that will be filed with the SEC, including the definitive joint proxy statement/prospectus that will be part of the definitive registration statement, as they become available, because they contain, or will contain, important information. Investors and security holders may obtain a free copy of the definitive joint proxy statement/prospectus (when it becomes available) and other documents filed by Lyondell and Millennium with the SEC at the SEC’s web site at www.sec.gov. The definitive joint proxy statement/prospectus (when it becomes available) and the other documents filed by Lyondell may also be obtained free from Lyondell by calling Lyondell’s Investor Relations department at (713) 309-4590.

The respective executive officers and directors of Lyondell and Millennium and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Lyondell’s executive officers and directors is available in the proxy statement filed with the SEC by Lyondell on March 16, 2004 and in the Form S-4, and information regarding Millennium’s directors and its executive officers is available in Millennium’s Annual Report on Form 10-K/A for the year ended December 31, 2003, which was filed with the SEC on April 27, 2004, and in the Form S-4. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the definitive joint proxy statement/prospectus and other relevant materials filed with the SEC, as they become available.

Reconciliations of GAAP financial measures to non-GAAP financial measures are provided at the end of this presentation.

Lyondell Has Built a Major Global Chemical Enterprise

Global producer of basic chemicals, polymers, and fuels Built one of the world’s leading chemical companies through:

Acquisitions and joint ventures

New investment where differential

Our value proposition

Excel at low-cost operation in a mature industry

Return cash flow to investors:

Dividends and interest

Debt reduction

3rd Largest Chemical Company in North America (Post-Transaction)

2003 Sales ($ in millions)

$35,000 $30,000 $25,000 $20,000 $15,000 $10,000 $5,000 $0

DD DOW Pro Forma Lyondell PPG ROH EMN SHW NCX ECL EC VAL RPM CK LZ POL HPC FOE CYT GLK FUL SHLM ALB WLM ARJ

Four Principal Entities Will Form The Lyondell Enterprise

2003 Geographic

Entity Business Focus Ownership Revenue Locations Employees

Intermediate Propylene Oxide

Chemicals Styrene Monomer 100% $3.8B Global 3350

(IC&D) MTBE

Equistar Ethylene

Propylene 70.5 100% $6.5B N. America 3165

Polyethylene

Millennium

TiO2

Acetic Acid 0 100% $1.7B Global 3600

Vinyl Acetate Monomer

LYONDELL-

CITGO Refining 58.75% $4.2B N. America 920

Refining

Our Products Have Become Basic Necessities In Developed Economies

2003 Sales Revenue

Chemicals Plastics Pigments Fuels

* Includes pending MCH transaction and proportional share of LCR

Chemical and Plastics Demand Grows Rapidly As Economies Develop

Polyethylene Consumption By Nation

PE Consumption/capita, lbs

120 100 80 60 40 20 0

2000 GDP/Capita

0 5,000 10,000 15,000 20,000 25,000 30,000 35,000 40,000

China India Indonesia

Thailand

Malaysia

Korea

Taiwan

WE

Singapore

Japan

US

Source: CMAI 2001

Our Products Tend To Be

Raw Material And Capital Cost Intensive …

Example: Ethylene/PE Production Costs

Capital Recovery 18%

Labor 7%

Raw Materials & Energy 75%

Source: CMAI July 2003 costs

5-year capital recovery.

… But Profitability Is Driven By Supply/Demand Fundamentals

Crude Oil vs. Equistar EBITDA

EBITDA

550 450 350 250 150 50 -50

EBITDA Crude Price

1H99 1H00 1H01 1H02 1H03 1H04

40 35 30 25 20 15 10 5 0

Crude Price

U.S. Ethylene Operating Rates vs. Equistar EBITDA

EBITDA

550 450 350 250 150 50 -50

EBITDA Operating Rate

1H99 1H00 1H01 1H02 1H03 1H04

100 95 90 85 80 75 70

Operating Rate

Source: Platt’s, CMAI

Ethylene Is Recovering From A Significant Trough

Ethylene Supply/Demand Balance—North America

Bln lbs

110 100 90 80 70 60 50 40

1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008

100% 95% 90% 85% 80% 75% 70% 65%

Operating Rate

N. America Demand

N. America

Effective Operating Rate

(at 96% on-stream-time)

Rest of World

Nameplate Capacity

Source: CMAI / Equistar (September 2004)

Globally Propylene Oxide Is Following A Similar Trend With Minimal Supply Additions

B Lbs/yr

20 18 16 14 12 10 8 6 4 2 0

1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007

Operating Rate

100% 90% 80% 70% 60% 50%

Demand

Operating Rate

Supply

Source: LYO, SRI

The TiO2 Supply/Demand Outlook Is Similar

To Propylene Oxide

M Tonnes

6,000 5,500 5,000 4,500 4,000 3,500 3,000 2,500 2,000

1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007

100% 95% 90% 85% 80% 75% 70% 65% 60%

Operating Rate

Demand

Operating Rate

Capacity

Source: Millennium, SRI

U.S. Refining Is Operating Near Full Capacity

Million Barrels Per Calendar Day

24 22 20 18 16 14 12 10

1980 1981 1982

1983 1984

1985 1986 1987 1988 1989 1990 1991

1992 1993

1994 1995 1996 1997 1998 1999

2000 2001

2002 2003 2004

95 85 75 65 55 45 35

Utilization

Capacity

Operating Rate

Crude Oil Supply

Source: EIA

Leading Product Positions Create Significant Earnings Leverage

Pre-Tax Leverage

Product Annual Capacity(1) (1¢/unit)

Propylene Oxide (lbs) (2) 4.5 billion $23MM

Intermediate

Chemicals Styrene Monomer (lbs) (2) 5.0 billion $21MM

(IC&D)

MTBE (bbl/day) 58,500 $9MM (4)

Ethylene (lbs) 11.6 billion $116MM

Equistar

Propylene (lbs) (3) 5.0 billion $50MM

Polyethylene (lbs) 5.7 billion $57MM

TiO2 (lbs) 1.5 billion $15 MM

Millennium

Acetic Acid 1.2 billion $12 MM

Vinyl Acetate Monomer 0.9 billion $9 MM

1 Capacities as of January 2004

2 Includes 100% of joint venture volumes

3 Does not include refinery-grade material or production from the product flexibility unit at Equistar’s Channelview facility.

4 Based on 1/gal change

14

Each Entity Within The Lyondell Enterprise Benefits From Differentiation

Company Differentiation

IC&D Technology leadership

Global position

Equistar Raw material flexibility

Liquid raw material advantage

Millennium * Efficient process technology

Global position

LCR PDVSA Heavy Crude Contract

* Post Millennium Transaction

15

For Example, Liquid Cracking Provides an Advantage vs. Ethane Raw Materials

Equistar Capability

NGL 37%

Liquid 63%

N. American Industry (ex. Equistar)

Liquid 25%

NGL 75%

Liquid Cracking Variable Cost Advantage vs. NGL

Ethane – Light Naphtha Cost of Ethylene Spread

7 6 5 4 3 2 1 0

¢/lb ethylene

1987 1988 1989 1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 H1 2004

Average

Source: CMAI, Chem Data, and Lyondell 16

In Summary, Our Businesses Are Well Positioned for the Up-Cycle

Improving Global Economy

Tightening Supply/Demand Outlook

Significant Volumetric Leverage

Differentiated Positions

17

Our Results Reflect Improving Conditions

EBITDA $MM Quarterly EBITDA

400 350 300 250 200 150 100 50 0 -50

Q1 2003 Q2 2003 Q3 2003 Q4 2003 Q1 2004 Q2 2004

IC&D 100% Equistar 100% LCR

18

Enterprise Earnings Capability Far Exceeds Recent Results

(Current Ownership – Pre-Millennium Transaction)

Cycle EBITDA Potential

$MM 3000 2500 2000 1500 1000 500 0

Peak

Recession/ Trough Pre-Recession $1.40 /share

$6.90 / share

2003 Proportional Interest, Dividends & Capital

2003 1999/2000 1995 Margins1 1988 Margins1 Margins 1

LCR IC&D Equistar

1 Chem Data/CMAI industry margins conditions for IC&D and Equistar products (ex. MTBE) applied to current capacities and ownership, LCR 2003 EBITDA. Note: Assumes 2003 capital structure; 175 MM shares.

19

We Have A Simple, Focused Financial Strategy

Maintain Sufficient Liquidity

Repay Debt

Create Value For Our Stakeholders

20

De-Leveraging Benefits All Stakeholders

Impact of Lyondell debt reduction at constant capitalization1

Debt Reduction

$2 Billion (w/o MCH) $3 Billion (with MCH)

Debt to Capitalization 40% 45%

Avoided Interest Expense $200MM / Year $300MM / Year

Earnings Improvement 75¢ / share 80¢ / share

Share Price Improvement at Constant Capitalization $11.50 / share2 $12.25 / share3

1 Capitalization = debt + book value of equity + minority interest

2 Assumes 175MM shares outstanding

3 Assumes 245MM shares outstanding

21

Equistar Chemicals, LP

Reconciliation of Net Income (Loss) to EBITDA

For the six-month periods ended June 30 (Millions of Dollars)

1999 2000 2001 2002 2003 2004

Net income (loss) $49 $208 $(107) $(1,207) $(195) $48

Add:

Depreciation and amortization 147 152 159 147 154 153

Interest expense, net 84 89 91 102 102 110

Cum. effect of accounting change - - - 1,053 - -

EBITDA $280 $449 $143 $95 $61 $311

22

LYONDELL CHEMICAL COMPANY
RECONCILIATION OF NET INCOME (LOSS) TO EBITDA
(Millions of dollars)

	Q1 2003	Q2 2003	Q3 2003	Q4 2003	Q1 2004	Q2 2004
Lyondell net income (loss)	$ (113)	$ (68)	$ (44)	$ (77)	$ (15)	$ 3
Add: Provision for (benefit from) income tax	(55)	(39)	(27)	(58)	(9)	3
Interest expense, net	83	99	106	104	109	108
Depreciation and amortization	57	61	66	66	63	64
(Income) loss from equity investment in Equistar	100	32	26	70	(6)	(33)
Income from equity investment in LCR	(19)	(37)	(43)	(45)	(56)	(63)
Lyondell EBITDA	$ 53	$ 48	$ 84	$ 60	$ 86	$ 82
Equistar net income (loss)	$ (146)	$ (49)	$ (40)	$ (104)	$ 5	$ 43
Add: Depreciation and amortization	78	76	76	77	76	77
Interest expense, net	49	53	51	54	55	55
Equistar EBITDA	$ (19)	$ 80	$ 87	$ 27	$ 136	$ 175
Proportionate Share - 70.5%	$ (14)	$ 57	$ 61	$ 19	$ 96	$ 123
LCR net income	$ 28	$ 58	$ 69	$ 73	$ 91	$ 103
Add: Depreciation and amortization	28	29	28	28	30	28
Interest expense, net	10	9	8	9	10	8
LCR EBITDA	$ 66	$ 96	$ 105	$ 110	$ 131	$ 139
Proportionate Share - 58.75%	$ 39	$ 56	$ 62	$ 65	$ 77	$ 82
Lyondell and Proportionate Share of Equity Investments - EBITDA						
Lyondell EBITDA	$ 53	$ 48	$ 84	$ 60	$ 86	$ 82
70.5% of Equistar EBITDA	(14)	57	61	19	96	123
58.75% of LCR EBITDA	39	56	62	65	77	82
Lyondell and Proportionate Share of Equity Investments	$ 78	$ 161	$ 207	$ 144	$ 259	$ 287

LYONDELL

23

Lyondell Chemical Company
Reconciliation of Net Income (Loss) to EBITDA
For the Twelve Months Ended December 31, 2003
and Hypothetical Net Income to Hypothetical EBITDA
Assuming Historical Industry Margin Conditions

(Millions of dollars)	2003 Actual	Hypothetical Results Using 1999/2000 Margins [1]	1995 Margins [1]	1988 Margins [1]
Lyondell net (loss) income	$ (302)	$ 190	$ 900	$ 1,155
Add: (Benefit from) provision for income tax [2]	(179)	100	485	620
Interest expense, net [3]	392	390	390	390
Depreciation and amortization [4]	250	250	250	250
Loss (income) from equity investment in Equistar	228	(170)	(940)	(1,280)
Income from equity investment in LCR	(144)	(145)	(145)	(145)
Lyondell EBITDA	$ 245	$ 615	$ 940	$ 990
Equistar net income (loss)	$ (339)	$ 225	$ 1,315	$ 1,795
Add: Depreciation and amortization [4]	307	310	310	310
Interest expense, net [3]	207	205	205	205
Equistar EBITDA	$ 175	$ 740	$ 1,830	$ 2,310
Proportionate Share - 70.5%	$ 123	$ 520	$ 1,290	$ 1,630
LCR net income	$ 228	$ 230	$ 230	$ 230
Add: Depreciation and amortization	113	115	115	115
Interest expense, net	36	35	35	35
LCR EBITDA	$ 377	$ 380	$ 380	$ 380
Proportionate Share - 58.75%	$ 222	$ 225	$ 225	$ 225
Lyondell and Proportionate Share of Equity Investments - EBITDA				
Lyondell EBITDA	$ 245	$ 615	$ 940	$ 990
70.5% of Equistar EBITDA	123	520	1,290	1,630
58.75% of LCR EBITDA	222	225	225	225
Lyondell and Proportionate Share of Equity Investments	$ 590	$ 1,360	$ 2,455	$ 2,845

1 Using ChemData/CMAI industry margins for Lyondell and Equistar products, excluding MTBE, for the relevant periods applied to current Lyondell and Equistar capacities at 100% utilization and using constant LCR earnings at 2003 level. Except for 2003 Actual, this is not intended to present either historical or forecast earnings of Lyondell, Equistar or LCR.
2 Assumes 35% tax rate for hypothetical data.
3 Assumes constant capitalization and interest rates.
4 Assumes current capacity, book values and estimated useful lives.

LYONDELL

24

Days of Working Capital Reconciliation

Dollars in Millions

1998 (a) 2003

Lyondell Equistar Lyondell Equistar (d)

Working Capital as of December 31: (b)

Accounts Receivable $479 $522 $449 $608

Inventories 550 549 347 408

Accounts Payable (310) (337) (431) (513)

Total 719 734 365 503

Add: Accounts Receivable Sold 160 130 75 102

Adjusted Working Capital $879 $864 $440 $605

Days of Working Capital:

Fourth Quarter Sales Revenue $872 $1,141 $945 $1,665

Days in Quarter 92 92 92 92

Sales per Day $9.5 $12.4 $10.3 $18.1

Days of Working Capital (c) 93 70 43 33

(a) Certain amounts for 1998 have been restated to conform to the 2003 presentation.

(b) Defined as the major controllable components of working capital—receivables, inventories and payables.

(c) Days of working capital are calculated as adjusted working capital divided by sales per day.

(d) In consideration of discounts offered to certain customers for early payment for the product delivered in December 2003, some receivable amounts were collected in December 2003 that otherwise would have been expected to be collected in January 2004, including $41 million of receivables from Occidental.

25

LYONDELL CHEMICAL COMPANY

RECONCILIATION OF NET INCOME (LOSS) TO EBITDA

For the Twelve Months Ended December 31, 2003

(Millions of dollars)

Lyondell net loss $(302)

Add: Benefit from income tax (179)

Interest expense, net 392

Depreciation and amortization 250

Loss from equity investment in Equistar 228

Income from equity investment in LCR (144)

Lyondell EBITDA $245

Equistar net loss $(339)

Add: Depreciation and amortization 307

Interest expense, net 207

Equistar EBITDA $175

Proportionate Share—70.5% $123

LCR net income $228

Add: Depreciation and amortization 113

Interest expense, net 36

LCR EBITDA $377

Proportionate Share—58.75% $222

Lyondell and Proportionate Share of Equity Investments—EBITDA

Lyondell EBITDA $245

70.5% of Equistar EBITDA 123

58.75% of LCR EBITDA 222

Lyondell and Proportionate Share of Equity Investments $590

26

Reconciliation of Net Loss to EBITDA

For the Year Ended December 31, 2003 (Millions of dollars)

Millennium net loss $(184)

Add: Cumulative effect of accounting change 1

Benefit from income tax (65)

Interest expense, net 92

Depreciation and amortization 113

Loss from equity investment in Equistar 100

Millennium EBITDA $57

Add: Impairment costs $103

Closure costs 18

Minority interest 5

EBITDA before impairment, closure costs and minority interest $183

27

LYONDELL CHEMICAL COMPANY
RECONCILIATION OF LCR NET INCOME (LOSS) TO EBITDA
(Millions of dollars)

	1Q 2001	2Q 2001	3Q 2001 (a)	4Q 2001	Q1 2002	Q2 2002	Q3 2002	Q4 2002 (b)	Q1 2003	Q2 2003	Q3 2003	Q4 2003	1Q 2004	2Q 2004
Net income (loss)	$ 42	$ 66	$ 78	$ 17	$ 41	$ 63	$ 50	$ 59	$ 28	$ 58	$ 69	$ 73	$ 91	$ 103
Add: Depreciation and amortization	28	27	26	27	29	30	28	29	28	29	28	28	30	28
Interest expense, net	16	15	10	10	8	7	8	9	10	9	8	9	10	8
LCR EBITDA	$ 86	$ 108	$ 114	$ 54	$ 78	$ 100	$ 86	$ 97	$ 66	$ 96	$ 105	$ 110	$ 131	$ 139

(a) EBITDA for LCR for the three months ended September 30, 2001 was originally reported as $116 million and was restated to include extraordinary charges related to early debt retirement, currently reflected in other expense, net.

(b) EBITDA for the three months ended December 31, 2002 was originally reported as $98 million and was restated to include extraordinary charges related to early debt retirement, currently reflected in other expense, net.

RECONCILIATION OF LCR NET CASH DISTRIBUTIONS

	1Q 2001	2Q 2001	3Q 2001	4Q 2001	Q1 2002	Q2 2002	Q3 2002	Q4 2002	Q1 2003	Q2 2003	Q3 2003	Q4 2003	1Q 2004	2Q 2004
Investment in LCR at beginning of quarter	$ 20	$ 27	$ 44	$ 33	$ 29	$ 54	$ 71	$ 54	$ 68	$ 20	$ 1	$ (14)	3	5
Add: Equity in income (loss) of LCR	27	41	48	13	27	39	32	37	19	37	43	45	56	63
Other comprehensive loss due to minimum pension liability	-	-	-	-	-	-	-	(16)	-	-	-	4	-	-
Accrued interest converted to capital	-	-	-	-	-	-	-	-	-	10	-	-	-	-
Contribution payable to LCR	-	-	-	-	-	-	-	-	-	3	(3)	-	-	-
Less: Investment in LCR at end of quarter	(27)	(44)	(33)	(29)	(54)	(71)	(54)	(68)	(20)	(1)	14	(3)	(5)	20
Net cash distributions from (contributions to) LCR	$ 20	$ 24	$ 59	$ 17	$ 2	$ 22	$ 49	$ 7	$ 67	$ 69	$ 55	$ 32	$ 54	$ 88
Distributions from LCR	$ 22	$ 30	$ 79	$ 34	$ 24	$ 27	$ 63	$ 12	$ 88	$ 69	$ 58	$ 38	$ 63	$ 97
Contributions to LCR	(2)	(6)	(20)	(17)	(22)	(5)	(14)	(5)	(21)	-	(3)	(6)	(9)	(9)
Net cash distributions from (contributions to) LCR	$ 20	$ 24	$ 59	$ 17	$ 2	$ 22	$ 49	$ 7	$ 67	$ 69	$ 55	$ 32	$ 54	$ 88

LYONDELL

28

Positioned For The Cyclical Upturn

Supplemental Information

September 2004

This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the proposed transaction between Lyondell Chemical Company (“Lyondell”) and Millennium Chemicals Inc. (“Millennium”), including financial and operating results, Lyondell’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Lyondell’s management and are subject to significant risks and uncertainties. Actual results may differ materially from those set forth in the forward-looking statements. The following factors, among others, could affect the proposed transaction and the anticipated results: approval by Lyondell’s and Millennium’s respective shareholders and the parties’ ability to achieve expected synergies in the transaction within the expected timeframes or at all. Additional factors that could cause Lyondell’s results to differ materially from those described in the forward-looking statements can be found in Lyondell’s Annual Report on Form 10-K for the year ended December 31, 2003, which was filed with the Securities and Exchange Commission (the “SEC”) on March 12, 2004, and Lyondell’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2004, which was filed with the SEC on August 6, 2004.

In addition, on September 16, 2004, Lyondell filed with the SEC an amendment to its registration statement on Form S-4 (as amended, the “Form S-4”) containing a preliminary joint proxy statement/prospectus regarding the proposed transaction between Lyondell and Millennium. The definitive joint proxy statement/prospectus will be sent to holders of Lyondell’s and Millennium’s common stock when it becomes available. Investors and security holders are urged to read that document and any other relevant documents filed or that will be filed with the SEC, including the definitive joint proxy statement/prospectus that will be part of the definitive registration statement, as they become available, because they contain, or will contain, important information. Investors and security holders may obtain a free copy of the definitive joint proxy statement/prospectus (when it becomes available) and other documents filed by Lyondell and Millennium with the SEC at the SEC’s web site at www.sec.gov. The definitive joint proxy statement/prospectus (when it becomes available) and the other documents filed by Lyondell may also be obtained free from Lyondell by calling Lyondell’s Investor Relations department at (713) 309-4590.

The respective executive officers and directors of Lyondell and Millennium and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Lyondell’s executive officers and directors is available in the proxy statement filed with the SEC by Lyondell on March 16, 2004 and in the Form S-4, and information regarding Millennium’s directors and its executive officers is available in Millennium’s Annual Report on Form 10-K/A for the year ended December 31, 2003, which was filed with the SEC on April 27, 2004, and in the Form S-4. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the definitive joint proxy statement/prospectus and other relevant materials filed with the SEC, as they become available.

Reconciliations of GAAP financial measures to non-GAAP financial measures are provided at the end of this presentation.

2

Section 1 – Overview

Lyondell Continues To Build A Balanced Portfolio

Lyondell

IC&D

Millennium

LCR

Equistar

Growth & International Presence

— A leading global producer of PO and derivatives

— Process technology strength

International Presence and Steady Performance

— Leading product positions in TiO2 and Acetyls

— Ethylene integration

Cash Generation

— Unique capability to refine heavy crude oils

— Contractually stable business; strong cash flow generator

Commodity Leverage

— A leading North American producer of ethylene, propylene and polyethylene

— Low cost position based on feedstock flexibility and scale

4

Lyondell Has Followed A Consistent Path And Built A Major Chemical Company

Rexene Polymers Purchase of LDPE & PP Assets

LCR/Refinery Upgrade Partnered With PDVSA

Equistar 2 Oxychem Joins Equistar Partnership

Bayer Divested Polyols Business to Bayer

PO & BDO Europe

LYO & MCH Combine

1985 Formation: ARCO Olefins, Houston Refinery

1985-95

1996-97

1998

1999-00

2000

2001-03

2004

Alathon Purchase Acquired HDPE Assets From Oxychem

Equistar 1 Joined With Millennium to Form Equistar

ARCO Chemical Purchased ACC

Merged Structure Combined Management of Equistar and Lyondell

Increase Equistar Ownership Purchased Oxy’s Share of Equistar

5

We’ve Significantly Strengthened Our Operations

Safety Performance

2 LYO & EQU Incident Rate

2

Injury Rate

1.5 Recordable 1

0.5

0

1.18 1st Quartile ‘02 1.00

0.99 0.8

0.52 0.52

1999 2000 2001 2002 2003

Capital Spending

Lyondell Equistar PO11 Spending Regulatory

180 150 120 90 60 30 0

1999 2004 Budget

Average SG&A and R&D,% Sales 2000—2003

%Sales 14.0% 12.0% 10.0% 8.0%

+ R&D, 6.0% SG&A 4.0% 2.0% 0.0%

8.9% 4.2% LYO+EQU Peers

Peers include: Dow, Nova, Eastman, Celanese, Solutia, Westlake, Millennium, Georgia Gulf

Days of Working Capital *

Lyondell Equistar

90 80 70 60 50 40 30 20 10 0

1998 2003

* Based on accounts receivable (including those sold), inventories & accounts payable as of 12/03, and fourth-quarter days of sales.

6

The Combined Entity Will Benefit From The Strengths Of Four Companies

2003

LYO EQU LCR MCH1

Sales, $MM 3,801 6,545 4,162 1,687

EBITDA, $MM 245 175 377 183

Total Assets, $MM 7,633 5,028 1,637 2,398

Employees 3,350 3,165 920 3,600

All Data as of and for the year ended December 31, 2003. 1EBITDA before $103 t charge,MM impairmen $18 MM d $closure 5 MM minority interest. cost an

7

Lyondell’s Portfolio Continues to Grow And Diversify

Early 1990’s January, 2004 Post Closing

Equistar - 100% Owned - 70.5% Owned - 100% Owned

2 Ethylene Plants 8 Ethylene Plants 8 Ethylene Plants

1 Polymer Plant 7 Polymer Plants

MEG Plants 7 Polymer Plants

2 MEG Plants

Refining 100% Owned 58.75% Owned 58.75% Owned

Sour Crude Refinery Heavy Crude Refinery Heavy Crude Refinery

PDVSA Contract PDVSA Contract

IC&D 100% Owned 100% Owned

3 POSM Plants 3 POSM Plants

5 PO/MTBE Plants 5 PO/MTBE Plants

Nihon Oxirane JV POSM Plant Nihon Oxirane JV POSM Plant

Millennium 100% Owned

10 TiO2 Plants

1 Acetyl Plant

2 Flavor & Fragrance Plants

8

Lyondell Has Maintained Ethylene Chain Leverage While Diversifying Total Chemical Leverage

Pounds / Share

Post

Transaction

1994 Jan. 1, 2004 Closing

Petrochemicals

Ethylene 45 46.5 47.5

Styrene — 16.5 12

Propylene Oxide — 13.5 10

TDI — 3 2.5

Acetic Acid — 5

TiO2 — — 6

45 79.5 83

Derivatives

Polyolefins 5.5 24 24.5

Ethylene Oxygenates — 6.5 6.5

PO Derivatives — 9.5 7

Vinyl Acetate (VAM) — 3.5

5.5 40 41.5

Notes:Lbs refers to capacity times ownership percentage.

1994 2004 Post-closing (pro forma)

Share Count 80 MM 177 MM 245 MM

Assumed 1.05 exchange ratio

9

Lyondell and Equistar Products Serve a Broad Mix of End Users

Other

Bldg & Const

Electronics

Textiles/ Furnishings

Transportation Consumer Packaging

ETHYLENE

Other

Bldg & Const

Electronics

Textiles/ Furnishings

Packaging

Transportation

Consumer

PROPYLENE OXIDE

10

Businesses are Integrated and Serve Diverse End Uses

Equistar

Propylene

Polypropylene Ethylene Polyethylene EO / EG

LCR Benzene Toluene

Methanol

PO / TBA

PO / SM

TDI

Intermediate Chemicals & Derivatives

MTBE

Propylene oxide

SM

Propylene glycol / ethers

Butanediol / derivatives

Markets

Antifreeze / deicers Resins / solvents

Pharmaceutical Coatings Plastics

Polyurethanes

– Auto seating

– Furniture

– Coatings

– Adhesives

Consumer products

– Grocery sacks

– Toys

– Packaging

Polyester Antifreeze

Automotive

11

Our Focus on Strong Governance Has Not Changed

Long standing practice of Board

independence

Governance practices meet or exceed those required by regulations and standards

Rated in the 99th percentile of the S&P 400 by ISS

12

Section 2 – Millennium Transaction

Transaction Summary

Transaction Structure — Stock-for-Stock transaction

Exchange ratio of 0.95 to 1.05

Ratio varies based on Lyondell price

0.95 at $20.50 or above

1.05 at $16.50 or below

Use 20-day average price

Linear interpolation

Transaction Size - $2.5 B transaction including $1.2 B of Millennium net debt Equity Issuance — 62.5 – 69.1 MM Lyondell common shares

Cash dividend

Governance / Management — Add two independent Millennium board members to Lyondell board

Dan Smith continues as President and CEO

Closing — Fourth quarter

Strategic Benefits Of The Transaction

Consolidated ownership of Equistar

Forms the third largest independent publicly traded chemical company in North America Cost savings and synergies provide value to the combined shareholders Adds breadth / depth to the portfolio

Market leadership positions

Broader geographic reach

Further portfolio diversification – TiO2

Product integration—Acetyls Simplifies Lyondell

The Debt Structure Remains Relatively Unchanged But Consolidated Financial Presentation Will Be Simplified

Legal Structure

Millennium and Equistar become 100% owned subsidiaries of Lyondell

Equistar ownership remains 70.5% Lyondell / 29.5% Millennium Debt Structure

Debt structure at each entity remains in place and separate

No change to bond and Millennium convertible indentures

Convertible becomes convertible into Lyondell shares

Millennium will be unrestricted subsidiary under Lyondell’s indentures Financial Statement Presentation

Lyondell financial statements will include Equistar and

Millennium results on consolidated basis, LCR results on equity method

Separate financial statements for Equistar, Millennium and LCR remain available through SEC filings

Overview of Millennium

Millennium

2003 Sales: $1,687MM

Equistar

2003 Sales: $6,545MM

TiO2 Acetyls Specialty Chemicals

2003 Sales: $1,172MM 2003 Sales: $421MM 2003 Sales: $94MM

Second largest producer in the world Largest producer of titanium tetrachloride in N. America & Europe Other products include zircon, zirconia, silica gel and cadmium-based pigments

Second largest producer of vinyl acetate monomers (VAM) and acetic acid in North America

Produces methanol through 85% interest in La Porte methanol company

Produces terpene-based fragrance and flavor chemicals

Section 3- Intermediate Chemicals & Derivatives (IC&D)

Investing Based on Differential Technology –PO & Derivatives

Growth rate: 4-5%/yr

End Use:

Polyols: seating, mattresses, insulation, coatings

PG: deicers, boat hulls, coatings, countertops/showers, personal care

Ethers: coatings, electronics

BDO: Spandex, electrical & auto parts

Basis of differentiation:

Proprietary process technology/cost

Global position

Derivative integration

2003 PO Capacity Share

Other

LYO & Partners

Shell/BASF

Dow

LYO & Partners

Chlorine-Based Technology

Co-Product Technology

PO Technology Source

Source: SRI, Tecnon, Lyondell estimates

Steps Toward Increased IC&D Cash Flow $ MM/Yr

600 500

400 300

200

100

Base Complete PO-11 Capital Spend Convert PO/SM Purchases on Production 1999 PO / TDI SM Margins MTBE Resolution Sell-out at 1995 PO / TDI / SM Margins

Potential Cash Improvement From 2003

PO Technology is Entering its Third Generation of Innovation

1st Generation 2nd Generation 3rd Generation

Technology Chlorohydrin Peroxidation Direct Oxidation

Initial Application 1910 1960/70s 2000/10

Key Producers Dow POSM—Lyondell, Shell

China (several) POTBA – Lyondell

PO/Cumene – Sumitomo/

Lyondell JV

Development Efforts PO/H2O2—Dow/BASF Lyondell

PO Technology Development

Chlorohydrin Propylene

Electricity Chlorohydrin

Chlor-Alkali PO Salt

Peroxidation Oxygen Propylene

EB Styrene IC4 MTBE

H2 H2O

Cumene Cumene

Oxidation Epoxidation

Propylene Oxide

Direct PO

Propylene

Oxidation Propylene Oxide Oxygen H2 H2O

We Completed an Investment Cycle in the PO and Butanediol Value Chain

NMP

GBL Merchant

Olefins PO BDO

THF

PTMEG

End Use

Spandex

Solvents

Urethanes

Automotive

Electronics

Cosmetics

Merchant $0.15 $0.20-0.30 $0.50-0.60 $0.60-0.80 $1.00+

Illustrative Price, $/lb.

Worldwide TDI Supply / Demand

3 , 0 0 0 2 , 5 0 0 (kTA) 2 , 0 0 0 Volume 1 , 5 0 0 1 , 0 0 0 5 0 0 -

Operating Rate

Demand @ 4% Growth

1 0 0% 9 0% 8 0% 7 0% 6 0% 5 0% 4 0% 3 0%

1 9 9 7 1 9 9 8 1 9 9 9 2 0 0 0 2 0 0 1 2 0 0 2 2 0 0 3 2 0 0 4 2 0 0 5 2 0 0 6 2 0 0 7 2 0 0 8

Source: LYO Estimates; Technon OrbiChem

The North American MTBE Industry Has Been Adjusting To The Regulatory Changes

2002 vs. H1 2004

M B/D

U.S. Demand (130)

U.S. Supply / Capacity

— U.S. Dehydro Capacity (70)

— Refinery / Olefins Capacity (20)

— Import / Export (40)

(130)

Source: EIA, Lyondell Estimates

U.S. Spot MTBE Raw Material Margins 1997—Present

80 70 60 50 40 30

Raw Material Margin, ¢/gal 20

10 0

Max ‘97-’03

2003

Avg. ‘97-’03

Min ‘97-’03

2004

Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec

Basis: Platts USGC MTBE, butane & MeOH

Component Premiums Above Gasoline

50

(¢/gal) 40 Gasoline 30

above 20 Premium 10

0

10

MTBE

Alkylate

Jan ‘02 Apr ‘02 Jul ‘02 Oct ‘02 Jan ‘03 Apr ‘03 Jul ‘03

Oct ‘03 Jan ‘04 Apr ‘04 Jul ‘04

Source: Platt’s

MTBE Legislative Activity

Energy Conference Committee Proposal

Ban MTBE on December 31, 2014 and require scientific study on MTBE alternatives Ethanol use to incrementally increase to 5 B gal/yr by 2012 Oxygen requirement eliminated Liability protection ethers and ethanol

Legislation Could Lead To Any Of Four Options:

Continue MTBE Production Add Iso-octane Flexibility Add Iso-octene (DIB) Flexibility Utilize ETBE Capability

Lyondell Products Help Make Clean Gasoline

Automobile Emissions

Blending Change in Clean Air Act Pollutants

Octane RVP Toxics VOC NOX

Reformulated Gasoline 87 6.8

MTBE 109 8 (10.9%) (2.4%) (1.5%)

ETBE 111 4 (7.1%) (6.6%) (1.8%)

Iso-Octane 100 2.5 (3.5%) (2.6%) (2.4%)

Ethanol 114 20 (5.4%) + 9.1% (1.3%)

Calculations based on typical reformulated gasoline in 8 U.S. cities and application of EPA complex model

What are Iso-octane and ETBE

Iso-octane

A high octane blending component

100 octane (definition of octane)

Present in gasoline today

Why is it attractive to a refiner

High octane, low volatility, favorable auto emissions

How is it made

Remove methanol from the current MTBE process

Add a hydrogenation step

ETBE

MTBE process but renewable ethanol replaces methanol

High octane, low volatility, much lower water solubility than MTBE

Considerations for Conversion from MTBE

Iso-octene (DIB) Iso-octane ETBE

Capital < $20 MM $65—$75 MM Minimal

Volume 30% less 30% less 15% more

Octane Value 6 points lower 9 points lower 2 points higher

Section 4 – LYONDELL -CITGO

Refining (LCR)

LYONDELL-CITGO Refining Is Structured To Be Largely Independent of Crude Oil Costs and Refining Margins

JV with CITGO

CITGO 100% Owned by PDVSA

268 M B/D Heavy Crude Refinery Located in Houston 230 M B/D contract with PDVSA

Deemed Margin

Crude Price Based on Product Price Less Cost Formula

Balance of Crude Purchased in the Market Net Cash Distribution to Lyondell

2003: $223 MM

2002: $ 80 MM

2001: $120 MM

LCR Important Cash Generator – Operating Reliability and Crude

Deliveries Drive Strong Performance

MB/day

300 250 200 150 100 50 0

CSA Spot Mkt

1Q01 2Q01 3Q01 4Q01 1Q02 2Q02 3Q02 4Q02 1Q03 2Q03 3Q03 4Q03 1Q04 2Q04

Net Distribution

To LYO, $MM 20 24 59 17 2 22 49 7 67 69 55 32 54 89

1 4Q01: Scheduled maintenance turnaround

Margins Have Rebounded with Growing Worldwide Demand & Limited Refining Capacity

WTI Crude Oil Refining Margin $12.0

Bbl) $10.0

$ 8.0 $6.0 $4.0

3/2/1 Refining Spread $2.0

$0.0

Jul-02

Sep-02

Nov

02

Jan-03

Mar-03

May-03

Jul

03

Sep

03

Nov

03

Jan

04

Mar

04

May-04

Jul-04

Sep-04

Source: Platt’s

Section 5—Equistar

Equistar is a Leading Ethylene

Producer

Competitive position based on feedstock flexibility #2 in North America

Top 5 North America 64%

Nova 8% ChevronPhillips 10%

40% ExxonMobil Exxon 13% 7% Union Carbide

7% Equistar Nova 15% 8% Dow

9% Dow/Carbide 18% Shell 9%

1991 2003

Source: CMAI

Equistar Has Significant Vertical and Partner / Owner Integration

NGL CRACKERS

Ethane Propane Butane

Condensate

Naphtha FLEXIBLE/ Kerosene HEAVY

Diesel LIQUID

CRACKERS Ethane Propane Butane

Packaging POLYETHYLENE

Grocery Sacks 5.7 BILLION LBS Toys

ETHYLENE OXIDE Bottles & DERIVATIVES Antifreeze 1.1 BILLION LBS Fiber

Piping ETHYLENE

DICHLORIDE Solvents

Adhesives

VINYL ACETATE Paints and Coatings

Foam Cups STYRENE Insulation Packaging

Automotive PROPYLENE Aircraft deicing OXIDE

Pharmaceuticals

Coatings TOLUENE Automotive DIISOCYANATE

Home furnishings

OTHER PRODUCTS

MTBE

ETHANOL SPECIALTY

PRODUCTS

Owners and affiliates, not Equistar, are directly engaged in these businesses.

Ethylene World Supply/Demand Balance Is Forecast To Improve Significantly

400 350 300

250

Bln lbs 200

150 100 50

Effective Operating Rate

(94% On Stream Time)

Demand

Capacity

Nameplate

1990 1992 1994 1996 1998 2000 2002 2004 2006 2008

100% 95% 90%

Operating

85%

80%

75% Rate%

70% 65% 60%

Source: CMAI / Equistar (September 2004)

Effective Ethylene Operating Rates Are Forecast To Be In The Low To Mid 90% Range

U.S. Ethylene Supply/Demand

Millions Capacity Lbs

12000 14000 16000 18000 20000

2002 2003 2004

Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4

100

95 Operating 90

85 Rate, % 80

75

70

Effective Capacity Downtime Operating Rate

CMAI-8/04

The Most Recent CMAI US Demand Forecast Departs from the Historic Trend Line

Quarterly U.S. Ethylene Demand vs. GDP

Quarterly Ethylene Demand (Bl. Lbs)

4 6 8 10 12 14 16 18 20

3.0 5.0 7.0 9.0 11.0 13.0

NPRA Quarterly Demand 2010 CMAI Based Forecast

30-Year Trendline

2003

1990

1970

Source: SRI, CMAI, NPRA, US Govn.

GDP—Trillion $ (constant 1996 $’s)

Co-Product Prices Have Increased More Rapidly Than Raw Material Costs

Crude Oil-Based Raw Materials Naphtha Cracking Product Yield

Fuel Gas / Oil Gasoline

Benzene

Ethylene But ylenes

But adiene

Pro pylene

Unit Price / Value, ¢ / Unit % Change thru

Dec 2003 June 2004 Aug 2004 June 2004 Aug 2004

Raw Materials

Lt. Naphtha gal 79 90.9 107 15 35

Ethylene lbs 29.5 31.5 32.5 7 10

Co-Products

Propylene lbs 22.5 32.25 31.50 43 40

Butadiene lbs 29 32 33 10 14

Butylene lbs 15 21 21 40 40

Benzene gal 155 260 385 68 148

Gasoline gal 85 117 118 38 40

Fuel Gas/Oil MMBTU 490 675 610 38 24

Source: CMAI, Lyondell Estimates

Future Ethylene Capacity Additions Favor a Growing Liquid Raw Material Advantage

2004 — 2009

2003 Demand Olefins Plant

Demand Growth Supply Growth Blbs Blbs Blbs Blbs

Ethylene 226 56 55 (1)

Propylene 134 38 15 (23)

Ethylene /

Propylene 1.7 1.5 3.7 —

Source: CMAI September 2004

North American Exports Have Leveled But Consultant Forecasts Reflect A Shift To Importation

5.0

4.0

3.0

Million Tons 2.0

1.0 0 -1.0

90 91 92 93 94 95 96 97 98 99 00 01 02 03 04 05 06 07 08 09 10

Net Exports

Net Imports

Ethylene Vinyls Styrenics Glycol Others Net Trade

Polyethylene

Source: CMAI September 2003

Section 6 – Raw Materials

Optimization of Our Fuel Products and Raw Materials Is A Priority

Purchases Sales

Butanes = 60 MB/D MTBE = 55 MB/D

IC&D

Nat. Gas = 125 MMSCFD

Crude = 268 MB/D Gasoline = 115 MB/D

LCR Diesel = 85 MB/D

Nat. Gas = 30 MMSCFD

Jet Fuel = 20 MD/D

Olefins Feed = 400-450 MB/D Blending Comp = 60 MB/D

Equistar

Fuel Oils = 10 MB/D

2004/5 Natural Gas Inventory & Projections

Inventory build on path to reach 100% full storage by winter 2004/5

3,300 3,100 2,900 2,700 2,500 2,300 2,100 1,900 1,700 1,500 1,300

Working Gas in Underground Storage, BCF

1,100 900 700 500

5Yr Average

2003

2003

2004

2004

Fall 2001 record

Inventory forecast

Mar 03 Oct 03 Mar 04 Oct 04

Rolling 5-Yr Avg Actual (thru 9/3/04)

Source: DOE / Lyondell 9/9/2004

The Oil/Gas Price Ratio Has Strengthened Equistar’s Liquid Raw Material Advantage

15

10 Oil/Gas

5

0

Oil/Gas Ratio

Energy Value Parity

1987 1990 1993 1996 1999 2002

Source: Platt’s

Typically It Has Taken Time to Move These Increases Through The Supply Chain: $3 Bbl Impact At Equistar

Impact ( $ MM/mo )

(30) (20) (10) 0

Hours Days Weeks Months Polymers/ Derivatives Rise Naphtha Impact Petro -chemicals Rise

NGLs Follow

Fuel Co-Products Rise

Olefins Rules of Thumb

Change in Crude Oil Price $1/Bbl 1.0 ¢/lb COE

Assumes no product price reaction

Change in Natural Gas Price

$1/MMbtu = 7 ¢/gal Ethane = 3¢/lb COE

Section 7—Asia

The Current Lyondell Enterprise Has A Well Established Presence in Asia

Presence established in 1972 40% interest in Nihon Oxirane $1 B revenue in 2003 1 2.5 – 3.0 B lbs of sales 1 Leading PO and derivative positions Strong styrene relationships

1 Includes 100% of Nihon Oxirane

Asia Will Represent 40-60% of Global Demand Growth for Chemicals and Plastics

China Asia Rest of World

Share of 2002-2006 Demand Growth

0% 10% 20% 30% 40% 50% 60% 70% 80% 90% 100%

PE MEG SM PO

Source: CMAI for PE and SM, LYO estimates for PO

Polyethylene Demand Illustrates the Shifting Demand Trends Within Asia

2000 PE Consumption, built from 1980 baseline, MMlb/yr

1980 1980-90 1990-00

14,000 12,000 10,000 8,000 6,000 4,000 2,000 0

China

Japan

India

54 Korea

Taiwan

Other

Asia

Source: CMAI

Our Core Beliefs Guide Our Approach to the Asian Market

PO Chain:

Current presence: US and European Export Nihon Oxirane JV

Ethylene Chain:

Not differential

Section 8 – Financial

Lyondell Stock Has Performed Well In Troughs and Recoveries

1990 – 1995 Cycle 2000 – 200 Cycle

35 30 25 20

Return % / Yr 15 Shareholder 10

5 0 -5 -10 -15

Q4 ‘90—Q4 ‘93 Q4 ‘93—July ‘95 Q4 ‘00—Q4 ‘03 Q4 ‘03—

Downturn Recovery Downturn Recovery

Lyondell S&P 500

Source: Bloomberg

We Have Maintained Significant Liquidity

($ in millions)

December 31, 2002 June 30, 2004

Lyondell Equistar Lyondell Equistar

Cash and ST Investments $ 330 $ 27 $ 455 $ 143

Facility Availability $ 301 $ 434 $ 264 $ 465

Total Liquidity $ 631 $ 461 $ 719 $ 608

No Significant Near-Term Debt Maturities $MM

2,000 1,800 1,600 1,400 1,200 1,000 800 600 400 200 0

Debt Maturities $1000

$ 730 $700 $900 $485

$150 $500 $100 $1

Lyondell

2004 Equistar Millennium

Lyondell

2005 Equistar Millennium

Lyondell

2006 Equistar Millennium

Lyondell

2007 Equistar Millennium

Lyondell

2008 Equistar Millennium

Lyondell 9 3/8% ACC Debenture Lyondell 9 5/8% Sr. Secured Notes Series A Lyondell 9 7/8% Sr. Secured Notes Series B Lyondell 9 1/2% Sr. Secured Notes Series C Equistar 11.2% Medium Term Notes Equistar 6 1/2% Notes Equistar 10 1/8% Senior Notes Millennium 7% Senior Unsecured Notes due 2006 Millennium 9 1/4% Senior Unsecured Notes due 2008

As of June 2004

Lyondell: Does not include $350MM Revolving Credit Facility, which expires in 2005, or $100MM Accounts Receivable Sales Facility Equistar: Does not include $250MM Inventory-Based Revolving Credit Facility or $450MM Accounts Receivable Sales Facility Millennium: Post Transaction

...However, There is a Significant Amount of Accessible Debt $MM

1,400

1,200 1,000 800 600 400 200 0

Accessible Debt

$278

$1000 $900 $730 $700 $700

$500 $485

$100 $1 $150

Lyondell Equistar Millennium Lyondell Equistar Millennium Lyondell Equistar Millennium Lyondell Equistar Millennium Lyondell Equistar Millennium 2004 2005 2006 2007 2008

Lyondell 9 3/8% ACC Debenture Lyondell 9 5/8% Sr. Secured Notes Series A Lyondell 9 7/8% Sr. Secured Notes Series B Lyondell 9 1/2% Sr. Secured Notes Series C Lyondell 11 1/8% Sr. Secured Notes Series D Equistar 11.2% Medium Term Notes Equistar 6 1/2% Notes Equistar 10 1/8% Senior Notes Equistar 10 5/8% Senior Notes Millennium 7% Senior Unsecured Notes due 2006 Millennium 9 1/4% Senior Unsecured Notes due 2008

As of June 2004

Accessible debt is shown for the first year in which it is callable and does not include subordinated debt. Debt with make-whole provisions is shown at maturity, including the $900MM Senior Secured Notes Series A due 2007 (Lyondell) and $700MM Senior Notes due 2008 (Equistar) Millennium: Post Transaction

After the Millennium Transaction Lyondell Will Ultimately Have Increased Access to Equistar Distributions

Flow of $1 of Equistar Distributions

Lyondell

Negative Basket—0¢

70.5¢ Positive Basket—14.75¢

Millennium Equistar

29.5¢

onstraints Constraints

EBITDA / Interest Ratio Penalty Interest Restricted Payments Basket

Includes simplifying assumptions such as ignoring timing, tax effects, etc.

Key Elements of Our Environmental Spending Over the Next 5+ Years

NOX emissions control—80% reduction requirement

100% LYO share

IC&D $35-45MM $35-45MM

Equistar 165-200 115-140

LCR 50-55 30-35

$250-300MM $180-220MM

Fuel sulfur content reductions

LCR $165-205MM $95-120MM

Source: 10-Q as of 6/30/04

Kevin McCarthy: Good afternoon everyone and welcome to Banc of America Securities 34th Annual Investment Conference. My name is Kevin McCarthy, Commodity Chemicals Analyst at BofA. And I am joined by my colleague, Tuan Pham, who covers Lyondell on the high yield side at Banc of America.

This morning we’re pleased to welcome Lyondell, or this afternoon, rather, we’re pleased to welcome Lyondell Chemical Company. Before we do, we’re required to make a number of conflict of interest and related disclosures in connection with this conference and the companies that we may discuss. If you’d like to review these important disclosures, please pick up the packets containing the Public Appearance Disclosures at the back of this room, and at each of the breakout sessions. For those of you listening on the web, there’s a PDF copy there as well.

Representing Lyondell, we have an esteemed group with us today. Director of Investor Relations, Doug Pike. We have Chief Financial Officer, Kevin DeNicola, and today’s speaker, Chief Executive Officer, Dan Smith. In prior years, Dan has worked hard to manage Lyondell through some difficult times, during the industry’s down cycle. These days, Dan is working hard to close a pending merger with Millennium Chemical. And the cycle looks a whole lot better.

So, without further adieu, please join me in welcoming Dan Smith, who can tell us if the fun part of the cycle is upon us now.

Dan Smith: Thank you very much, Kevin. And thank all of you for joining us today. Today I’d like to briefly introduce the company to those of you who may not be familiar with it. I’ll provide a brief overview of the pending transaction with Millennium, some insights into our strategy, and then briefly review the business lines and the current industry dynamics, and then finally touch on the financial strategy.

Okay. There we go. But the longest part of the presentation today is this part right here. And before I begin, I’d like to attract your attention to review the forward-looking statements disclosure on the first slide. In addition to showing the slide, please note that on September 16, 2004, Lyondell filed with the SEC a Registration Statement on Form S-4, containing a Preliminary Joint Proxy Statement/Prospectus regarding the proposed transaction between Lyondell and Millennium.

Investors and security holders are urged to read that document, and any other documents filed, or that will be filed with the SEC, including the Definitive Joint Proxy Statement/Prospectus that will be part of the Definitive Registration Statement, because they contain or will contain important information. Investors and security holders may obtain a free copy of the Definitive Joint Proxy Statement/Prospectus and other documents filed by Lyondell and Millennium with the SEC at the SEC’s website at www.sec.gov as they become available.

The Definitive Joint Proxy Statement/Prospectus, and other documents filed by Lyondell, may also be obtained free from Lyondell as they become available by calling Lyondell’s Investor Relations department at (713) 309-4590. Now, with that, I promise to be more succinct with the rest of the presentation here.

First of all, if you do not know us, we are a basic chemical manufacturer in a mature cyclical industry. We’ve built the portfolio that we operate over the past 15 years, largely through mergers and acquisitions. Our value proposition is very simple and direct. We operate low-cost facilities, very efficiently. And we return cash to shareholders.

1

The pending transaction with Millennium will result in the third-largest chemical company, publicly traded chemical company, in the United States, in revenue. In the past, this has not been evident, because the Equistar joint venture, which we owned 70- 1/2% of before the transaction, has not been consolidated on anybody’s balance sheet. So some 6-7 billion of sales went unconsolidated in any form. So, this will suddenly be evident to people as we consolidate the balance sheets with the close of the transaction. But, importantly, what I would point to here is what we have built as a company, with the scale and skills to be competitive with the major names in our businesses.

From a legal standpoint, we will still have four entities, because we have high yield debt across the board. And, as a result of that, the indentures are different. And so we will maintain those separate balance sheets. But three of them will be consolidated in the results that you will see every quarter. I will assure you they will operate as one entity, where we’ve gotten very adept at shared service arrangements that contractually allow for splitting of profits and costs. So we will operate the whole enterprise as one. And it is one that has grown to a very strong global presence.

This slide looks at the company independent of the legal structure, and really shows you more where the products end up. And you can see that there is a very broad band of end use products. And we’re much like one of our competitors, who advertises he doesn’t make the whatever, but he makes the whatever to make it better. That’s kind of where we are. We supply the other people, who make the more identifiable products, which you can see that they touch on every part of your everyday life. And, most importantly, these have become basic necessities in developed countries around the world, and, most importantly, in developing parts of the world.

This slide, I think, gets into that. I think it’s important to note, while we talk about this being a mature business, that if you go to the extreme right-hand side of this slide, and you see the U.S. and Western Europe, as well as Singapore and Japan, with the very high usage rates of these materials, you will note that the curve is still upward sloping. These are still growth businesses, even in the very developed parts of the world. But very, very important, as you go to the far left-hand side of this slide, and you see Indonesia, India and China down on the bottom part.

You’re talking about some 2.4 billion people, and economies that are just starting to develop. And by that I mean economies where people are starting to generate some level of disposable income. And when you look at the myriad of products that we produce, when people start developing disposable income, the first thing they spend it on is things that incorporate our products.

If you look at the structure of the way our industry works, it is a capital intensive industry. Here we use ethylene, polyethylene, the chain, as an example. You can see that when you talk about raw material, you’ve talked about the biggest piece of the cost pie, and the most important thing that you have to worry about going forward.

Labor cost is relatively minor. But it is critical. Here the skill level of the labor we employ is very important to us. If you can imagine a few people operating a billion dollar facility, there is no room for error. And you need highly skilled people. The market is mature. And the technology is mature. And what that means is that as you add new facilities, you seldom get substantial increases in productivity.

So, very mature plants, some as old as 40 or 50 years, are still very competitive in the world markets. And it’s very difficult to ever dislodge them and cause shutdowns. So you continue to

2

grow. But, importantly, if you’re building a new facility, you’ve got to worry about recovering that capital, where many of your competitors may have already recovered it in past years, and are looking at a little bit different view of what they have to earn.

It’s also important to note here that there are two basic ways to product ethylene. You start with either natural gas liquids, like ethane or propane. Or you start with derivatives of crude oil. The difference is very important, because natural gas gets priced regionally. And, as you’re all well aware, the United States has gotten to be a very expensive place for natural gas, and therefore has marginalized some of this industry that depends on natural gas. Crude oil, on the other hand, is sold worldwide. Very little difference in pricing around the world, and important to us, because we are leveraged much more directly to the crude oil derivatives.

Profitability is driven by fundamentals, commodity fundamentals. I would remind you of that. It’s very easy sometimes, when you think back to the three quarters of the cost being raw material, you say, well, if raw material is at, today, $47.10 a barrel for crude oil, or approximately $5 for a million BTUs of natural gas, how can you possibly make money?

The answer is very simple. We try to do it by correlating to price of raw materials, or correlating to supply/demand. And what we attempted to show you here is that supply/demand dictates where you are. If you have a slack market, it’s very difficult to pass along increased cost. If you have a tight market, it’s easy not only to pass along the increased cost, but indeed to expand the margins.

So this is, again, on the ethylene side. But how does it look across the board? Let’s drill down a little bit into the pieces. Continuing to use ethylene as the example here, this is the recent forecast coming from CMAI for North America. And the blue bars, you can see the supply anticipated to come on through the balance of the decade here. It’s very minimal. You can see the demand growth in the red line, and then the dashed line shows you the world operating rates.

Very important here, because what we have seen over the past three or four years is a downturn in these businesses in North America, that was not replicated to the same degree in the rest of the world. I would argue that that was because the last upcycle we saw was triggered by an outage of a plant in Louisiana, that triggered a commodity bidding cycle sooner than supply/demand would have dictated it, which of course people interpreted as their own brilliance. So they sped up their investment patterns to get three new plants on line right before the recession was upon us in 2000, exacerbated by 9/11. And, as a result of that, we’ve seen very slack operating rates here.

But now what we’re seeing is this is the only real supply to supply the growing world economies. So we’re not only getting the pick up in North America. But we’re seeing a lot of export opportunities, particularly to the Asian region. Also, important here that crossing the 90% operating line, which we have crossed, is very important. That tends to be when you start to gain some real traction with pricing power. Typically above 95% is where you get to peak kind of earnings. So this chart would suggest a peak in the 2005/2006 timeframe.

Similarly, for the next biggest product area that we have, propylene oxide, you can see that we have moved smartly out of the trough in 2003 on operating rate, and are back well in the 90s in 2004, and appear to be in a position to stay there, because the supply additions coming on in ’06 and ’08 do not look sufficient to retard this.

This business typically, because it’s much more highly structured, with very few players controlling a very large piece of the market, suffers less severe downturns. So it operates much

3

more stably in the mid-80s to 90% operating rates. But, also important, it is a very high growth business. And the worldwide growth rates would dictate that you need a new plant about every 18 to 24 months.

Business we don’t own yet today, the major piece of Millennium, other than the Equistar piece, is the titanium dioxide business. It goes into paints and coatings. You can see, similarly, here that the supply additions look very small for the coming years. The operating rates look like they’re headed for higher levels than they’ve been in the last 20 years.

I would remind you that this business, under one of transformation technology-wise over the last 20 years, with the introduction of chloride processing to replace sulfate processing, but without shut down economics. So again, you ended up with excess supply, that is finally working out of the system. And it looks like it’s going to be at very high operating rates, and therefore ought to be a very promising pattern.

Then the final chunk of our business, the refining segment, I don’t think it’s any surprise to anybody in this room that that segment has been very tight this year. We’ve seen a very profitable year in refining. That’s sort of an understatement. I think it’s the most profitable year in the last 100 in the refining business, importantly, seemingly led by gasoline, rather than pushed by crude price. And, as a result, we’ve done very well with it.

Indeed, many people are claiming that the refining bubble has finally burst. I will remind you that we talked about the gas bubble for 30 years before it finally burst. We’ve been talking about the refining bubble for about 35 years. So I am not sure I am ready to say it’s burst. But clearly it’s resulted in very tight gasoline supplies this year, and very good profitability.

Importantly, the U.S. has come to rely on imports not only of crude oil, but also of gasoline. And it’s becoming increasingly difficult to make those work, as we continue with regulation to change the formulation of gasoline region by region. So, in summary, what I would tell you is as you look across the major segments, they all look positive. They all look like they’re moving into the better part of the cycle.

So the next logical question would probably be product leverage and what degree of differentiation do we have. This slide attempts to show you the impact of a penny-per-pound change in margin for a year. And you can see the reason people focus on the ethylene is that it’s biggest, but by far not the only. And, importantly, these things tend to move somewhat in lock step, as the cycle tends to improve.

The 116 million a year becomes even more important when you say from trough to peak the ranges have a delta of about 15 to 20 cents, leading to about a billion and a half to two billion delta earnings in the Equistar entity.

Although all of these products are mature commodities, I would point out that our positions in each are differentiated somewhat from our competition. First, in the propylene oxide and the IC&D division, we are the technology leader in the world. We’re the capacity leader in the world. We do have global facilities. This is not a business where the technology is licensed. So if you do not develop your own, it’s very difficult to practice it. As a result, there are not very many players in the business.

In Equistar, we don’t have that technology advantage. But we do have the embedded advantage of having the heavy liquid crackers, that give us a tremendous amount of raw material flexibility,

4

and, particularly in this day and time, the very heavy liquids that product a lot of co-products that are going very well. The Millennium assets, the TiO2 piece, a very efficient process technology, again Millennium is about 75% chloride-based. DuPont is 100%. The rest of the competition is probably 50 or less. The Millennium position also does enjoy a global position, with plants very close to the ores in many cases.

So we think it’s a very efficient way to service the world market. And in our refinery that we share with Venezuela, we have the benefit of a fixed margin, with escalator heavy crude contract. They really, through thick and thin, as it provided us with very good cash flow. But we also have excess capacity above that, that this year we’ve been making about as much money per barrel as we were under the Venezuelan contract.

Go back again to the differentiation in Equistar on liquid feedstocks. Very striking, when you look at the fact that about two-thirds of our capacity is liquid flexible, whereas the rest of the industry is only about one-fourth. And then when you look at the 20 year average of about $0.04 a pound advantage, I would tell you we’ve been at about $0.06 for the first half of this year. And in peaks, you can see it grows even more, because you make a lot more off the co-products.

Most important, the $0.07 differential is worth about $400 million per year. So, in summary, I would tell you that we think our businesses are well positioned. Our products have become necessities that grow with the economy. The supply/demand balance looks very good. We’re moving in, as Kevin said, the fun part of the cycle, where we can pass through the cost. We can expand our margins and enjoy the product leverage and the differentiation. I think this has shown, over the past quarters. Although I would point to the fact that these have been modest changes, I would anticipate as we move farther into the cycle, you’ll see much more dramatic changes in the quarter-to-quarter earnings.

To give you some flavor for this, we went back — and this is not a projection. We simply did an arithmetic exercise, where we took the margins in 1995, the last peak we saw, and then the previous what I would call fundamental supply/demand peak in 1988, and applied them to the volumes that we have today. Now these are without Millennium. So it’s 70-1/2% of Equistar, and none of the other Millennium assets.

What you can see, 100% of Equistar, if you went back to an ‘88 kind of situation, would generate about $2 billion in EBITDA. Quite a change from where we have been. Most importantly, also, the dotted line reflects the cash needs of the company for capital for dividends, for debt service, etc. So you can consider everything above that dotted line as free cash. If you annualize the first half of this year, we’ve been at about $1.1 billion generating free cash. And that’s why you’ve seen us start to recall debt, to start repaying it.

The financial strategy is very simply and straightforward. During the trough, we’ve, importantly, held onto a lot of liquidity. So you didn’t worry about whether or not we’d make it through the trough. But, as we move into the growth part here, we will be repaying debt with every available dollar. And indeed, some of that excess liquidity will get applied to debt rather sooner than later. And we think that is the most rapid way to create value for our shareholders.

Tried to dollarize this for you a little bit, draw your attention to the right-hand side. We think we need to reduce debt by about $3 billion. If you simply translate that from the debt side of the balance sheet to the equity side, that’s worth about $12 a share. Interest savings is worth about $0.80 a share. So if you think about we troughed in the low teens, that would say in the next trough that, theoretically, we should be in the mid-20s.

5

So with that, let me just reiterate again, we think we’ve build a sound, balanced portfolio. We’re well equipped to generate the cash. And we know where the cash is going. Our volumetric and financial leverage operate to give you an opportunity that I think is unmatched by anybody else in the business. So with that, let me stop and we’ll take questions. Yes, sir?

Unidentified Participant: Could you talk about some of the, I guess the economics of some – of a lot of the capacity that’s scheduled to be coming on line in the Middle East beginning in 2007?

Dan Smith: Middle East capacity coming on in that segment is largely still relatively cheap gas. So if you think about that, it can be shipped anywhere in the world, and probably be effective. But the cheapest place to ship it is Asia. And, indeed, when you look at the growth parameters, it would make sense it will flow there in displace what otherwise would be exports from Europe and the U.S.

We’ve done the economics of can you take that capacity and ship it into the U.S. You can, and compete heads up with ethane-based capacity here. You can’t do it and beat the liquid-based capacity here. Hence, we think we’re in good shape going forward. But also, importantly, they’ve about used up, if you will, the free gas. And once you have to start drilling for gas, you’ve got to recover that cost as well. So this next wave has some on purpose gas, and a lot of the remaining associated gas.

Unidentified Participant: And what percent relative to current nameplate capacity is the next wave?

Dan Smith: It’s about two-thirds to three-quarters of the growing needs of Asia, which is the way I would put it. I am not worried about the backwash from the Middle East at this point in time. Yes?

Unidentified Participant: Dan, the third quarter for chemical companies is usually quite back-end loaded. Could you comment on the volume trends that you’re seeing in some of your key product lines as we move through September here, kind of quarter to date basis?

Dan Smith: Virtually across the board with our products, what we’ve seen is from September of last year, which is the first month that we saw industrial production kick up in the United States, we’ve seen volumetric growth, not been straight line. It’s been kind of fits and starts. But every period has been better than the preceding period.

Then, along with that, you start to get traction on pricing and margins. So we definitely have seen a full year trend volumetrically, that has been backed up by the ability to price. But I would again caution that we are at the very early stages. And we expect that the fun part is in front of us, not really behind us. But I think we’re very comfortable that this is not an anomaly. It is a full blown trend, that is being played out day by day.

The pricing initiatives continue very strongly. And we’ve seen no slow down in the volumetrics. And I would tell you that our salespeople kept saying well, you’re going to get a seasonal pattern. It’s going to tail off. It’s going to tail off. And that keeps getting pushed out month by month. We’ve not seen any of it. Yes, sir?

Unidentified Participant: Can you give us an idea if you will simplify the structure [inaudible]?

6

Dan Smith: We definitely will simplify the corporate structure over the next few years. But I would remind you that with high yield debt, we’re going to have to get that high yield debt either refinanced, or upgraded to investment grade, so that the indentures fall away, to allow the restructuring. So it’s not something that we can do day one.

So we will operate the separate balance sheets, with all the rules and regulation. But, notably, the debt repayment that we intend to do falls out proportionally. We need about two billion off the Lyondell debt, about a half billion off the Millennium, about a half billion off the Equistar. And we have a maturity schedule in the back of the book, that you can see, that you can see that sort of fits with where things are going. And, once we get there, we probably do get upgraded to investment grade. And then we can consolidate everything in reality. Yes, sir?

Unidentified Participant: What’s the market like for the refinery assets [inaudible]?

Dan Smith: What’s the market like for refinery assets, and would we consider selling? The market is very good for refinery assets. Yes, we would consider selling, but for one thing. Our crude supply contract with Venezuela, if we sell, they have the right to cancel the contract, which really means they control feed sell, the assets, too, which means that unless they want to buy the assets, it’s unlikely that we would sell them, because the value really, while I would argue this has been a great year in refining, the last 13 have been great for us under the contract. And we want the next 12 to be just as good.

Unidentified Participant: [Inaudible]

Dan Smith: The last numbers I’ve seen people talking about were $6,000 to $7,000 a barrel.

Unidentified Participant: [Inaudible]

Dan Smith: I think ours is higher than that, because of the complexity of our refinery. It’s a valuable asset.

Kevin McCarthy: Okay. Thank you very much, Dan. That concludes the presentation. The good news is, we can continue the q-and-a upstairs on the second floor at the breakout session, which will be held in the Plaza Room. Thanks.

7

Kevin McCarthy: Okay, welcome, everyone, to the webcast of the Breakout Session for Lyondell Chemical. First session was standing room only. It looks like we have a good crowd, as well, for the breakout.

I’d like to keep it fairly informal, so if there’s a question on your mind, please go ahead and fire away.

Dan Smith: Kevin, let’s go back to the first question before we actually got started here. It had to do with what we said about the pro forma. If you took the ‘88 margins and pro forma’d the volume for all of Equistar, the EBITDA would be approximately two billion in that scenario. So I just want to capture that for the snippet that otherwise would’ve been missing on the webcast here.

Kevin: Great, thanks.

Unidentified Speaker: And that was peak of the cycle?

Dan Smith: Well, that was ‘88, which was the last —

Unidentified Speaker: [Inaudible].

Dan Smith: Yeah, yeah. Yes, sir?

Unidentified Speaker: Question on Millennium. The accounting issue [inaudible] that was disclosed in the proxy — correct me if I’m wrong — but I thought it was also disclosed in the Q before that. Is that correct? There’s nothing new there in the Q.

Dan Smith: I think what you’ve got to go back and look at is there was a restatement last year, and then there was another restatement, minor one, in August. And so the refiling of the S-4 that we just did incorporates the second quarter financials; it incorporates that material; it incorporates answers to the SEC questions raised in the June filing, and it’s in the SEC’s hands at this point in time. Now, it also incorporates by reference all the 34 Act filings from Millennium. So I think as you go through this — we’re waiting for the SEC to clear this, but they not only had to clear the S-4; they had to clear the 34 Act filings, the K, the Qs, and the debt filings that Millennium did.

Unidentified Speaker: You mentioned that the differences in accounting for the JV between you and Millennium [inaudible] a couple quarters for that stuff to get sorted out. Does that mean —

Dan Smith: No, no. I think if you go back to the restatement that Millennium did, it had to do with deferred tax accounting surrounding the formation of Equistar back in 1997, and that resulted in a restatement.

The second restatement, if you will, best way to interpret it, it was over-accounted for in the first restatement, so the second restatement’s to correct too much deferred tax. It’s a very small amount, but I think they elected to do a restatement rather than not, simply because that much attention had been focused on it.

Unidentified Speaker: So in terms of delaying the transaction, the way it’s going to be delayed is by virtue of the SEC not clearing?

Dan Smith: I think the SEC has to get satisfied with the language in all these documents, as well as the presentation of all the materials.

Unidentified Speaker: Thanks.

Dan Smith: You’re welcome. One here?

Unidentified Speaker: Yeah. In an ideal world, preparing for the next trough, where would you want trough [inaudible] discrete cash flow enough to get you there?

Dan Smith: All right. If I can shorten the question for purpose of the webcast —

Unidentified Speaker: Sure.

Dan Smith: — in the next trough, where would we like to see leverage, and will we have enough free cash to get there?

Unidentified Speaker: And do you need equity [inaudible]?

Dan Smith: And do we need equity to do it? Okay, I’ll take it in that order.

I think the lowest we could be would be the best. We’ve lived through the most severe trough in my experience in this industry, which covers about 36 years. So zero would be all right as far as I’m concerned. Will we get sufficient from the cycle to get where we need to get? Yes, I think we will. I don’t think we’ll get to zero, but I think the three billion we’ve targeted is certainly doable out of this cycle. And the question about would we sell equity to speed that along, I have polled shareholders since we’ve encountered them, and where six months or a year ago some might’ve been somewhat in favor of that speeded up, I’m not finding anybody right now who thinks anything other than, “Don’t dilute my equity.” So I think the worry about will we make it through the trough is passed. I think people can see that the cash accumulation is coming to meet our needs, and therefore, I don’t think selling equity right now is that meaningful compared to where we see the cash flows, so unlikely to do that.

Unidentified Speaker: I have sort of a high-level question for you on Europe. BP, Basell and perhaps others have publicly announced your intention to pursue strategic alternatives there, you might say. It seems like everybody wants out of European polyolefins. Can you comment in broad terms about the relative attractiveness of the European market versus North America?

Dan Smith: Oh, the European market historically has not been quite as volatile as North America, which means it had intended to dip as far down, but consequently, also hasn’t peaked quite as high in the peaks. Area under the curve is virtually the same. I mean these businesses are worldwide businesses, so over a period of time, the profitability’s going to be very similar. So I don’t view one as tremendously more attractive than the other. We’ve said often that we expect this industry will continue to consolidate. It still needs to go further in order to get greater stability and eliminate some of the wild swings it sees. So I think what we’re seeing is a lot of people making those decisions and companies who have a lot of opportunities saying, “Well, maybe opportunities in other businesses are better, and this may be a time to participate in restructuring by getting out.” So I’m not surprised that we’re seeing it. I think we’ll see more of it over the coming decade here. So it makes our job more interesting, but I think, importantly for us, we’ve gotten to a size and complexity that is not a compulsion for us. We will view other opportunities as just that, opportunities that would have to compete very well, and it’s hard to compete with guaranteed 10 percent, and I would remind you 10 percent after-tax for the first billion to returns by repaying debt. So we’re not continuing to use cash flow to go buy something.

Unidentified Speaker: Gotcha.

Unidentified Speaker: Would you [inaudible] on your recent comments on volume [inaudible] and inventory [inaudible]?

Dan Smith: Yeah, volume trends relative to inventory; particularly, I think you’re asking, are we seeing building inventories?

As best we can tell. And we think we have some very good handles, but it’s not foolproof. We do not see inventory building in the chain. Now, I would accentuate that with what I think is a belief set among the customer base out there that $47 crude is not going to be there forever. People rightly or wrongly still think that crude oil pricing will decline over time. So if you look at that, you can say the margins for us might increase over the next year, but that might be less meaningful than the decline in feedstock pricing; hence, it might be cheaper to build inventory next year than this year. So what you traditionally see coming out of recession is a restocking of the inventory chain. I think the odd situation now has got people saying, “I don’t want to do that.”

Now, we further back it up with railcar movements. Our 10,000 railcars are moving back and forth. They’re not sitting on somebody’s property storing polyethylene for them. So we don’t see evidence of building in the chain, which is very positive because now when we get into a tighter situation, it means that pricing movement can be more meaningful. So it is an important factor, but I think we and everybody else that we’ve talked to will tell you that we really don’t see signs of an inventory build.

Unidentified Speaker: [Inaudible] how do you see the margin trends playing out [inaudible]?

Dan Smith: The margin trends?

Unidentified Speaker: Relative to previous cycles.

Dan Smith: I think you will see, as in previous cycles, as things get tight, you start what I call price rationing of products, which then has a building effect in margin growth that when you get to the point there’s not enough product to go around for everybody’s use, the highest-value uses will bid higher. That forces other people to bid up. And then it becomes a one-upmanship, if you will, just like in every other commodity, and you’ll see it go faster and farther than we can tell you we think it’s going to at any point in time. But the triggering events and how that actually occurs tend to be different every time.

Unidentified Speaker: But that you haven’t seen yet?

Dan Smith: No, we have not seen that kind of behavior yet, nor would I expect to. We’re in the 90- to 95-percent capacity range in this country, and that’s in a strong pricing situation but not one where you’re seeing that hyperactivity yet.

Unidentified Speaker: Can you talk about import/export movements, and have there been any change over the last three or four months [inaudible]?

Dan Smith: Import/export movements; have there been changes. I think the best way to tell you is that our marketing people told me last week that we’re currently seeing the spot price of polyethylene broadly in China at a level higher than about 20 to 25 percent of the business in the U.S. So what that translates to, obviously, is it’s better to move product to China than it is to sell it on the bottom end in the U.S., which is what you would expect when you look at that supply/demand chart when we showed you that the rest of the world was operating at tighter rates. So we are seeing export opportunities. They’re more profound, which then sets up the parameter for causing the bidding activity domestically. So as a result, we’re seeing prices go up.

Unidentified Speaker: Big question I would have, are you starting to see product pulled away from the U.S. [inaudible] last 5 percent—

Dan Smith: We are seeing product pulled away from the U.S. as an industry.

Unidentified Speaker: Just to clarify that, Dan. If I heard you correctly, the spot price in China is 20 to 25 percent higher?

Dan Smith: No, no. The spot price is higher than the bottom 20 to 25 percent—

Unidentified Speaker: Okay.

Dan Smith: — of the polyethylene market in North America.

Unidentified Speaker: Okay. And that’s enough to pull the tons away from the Gulf Coast market?

Dan Smith: Yes.

Unidentified Speaker: Okay. Gotcha.

Dan Smith: A penny-a-pound is worth chasing.

Unidentified Speaker: Yes?

Unidentified Speaker: [Inaudible] your description of the value-added chains [inaudible] that’s not what you mean?

Dan Smith: No, this is, very simply, the equilibration, if you will, of supply-demand around the world that I think is resulting in this. I would also remind you of when I say the spot price in China, China operates on a spot market. It’s not really a contract market there. So it tends to be more volatile, and what I’ve just told you about spot pricing could reverse tomorrow. It’s not one you can count on long-term. It’s not a contract business.

Unidentified Speaker: Is anything driving that other than just Chinese GDP?

Dan Smith: I think it’s just demand in China that’s driving that. What — you see it in gasoline, you see it in crude oil, you see it in negative commodities. Part of the reason that we’re seeing that the crude oil pricing we’re seeing is because of gasoline growth here, the gasoline growth in China, as well as fuel use in China. So if you take the growth in crude oil demand around the world, about half of it tends to be China, and the other half largely North America. Yes, sir?

Unidentified Speaker: Talk about, Dan, whatever topics you can give us sort of in the way you’re projecting the free cash flows in terms of [inaudible] how much you need before you would have to reassess the free cash flow can actually be the answer for debt?

Dan Smith: Well, let me back up a little bit, and we’re not forecasting free cash flows. We simply used a past example of if you had a peak like the last peak, what the free cash flows would result in. The reason we don’t forecast the numbers, quite frankly, is because when 75 to 80 percent of your cost is raw material and it’s in the hands of a few people and their pricing decisions, whether it be terrorism or outright pricing, it’s very difficult to forecast where that’s going to be. But the simple supply/demand situation — I’d take you back in the book that was described by CMAI would indicate that the supply/demand balance around the world will be tighter for a period of three to four years than we’ve seen it in history. So that, to me, would argue that we ought to see a cycle that would be as good as anything we’ve seen in history and maybe a little more long-lived.

Unidentified Speaker: I guess what I’m trying to get at is our point of view [inaudible] the whole story here is paying down debt, you’re getting back to investment grading and [inaudible] balance sheet. When would you have to sort of reassess and say, “CMAI is wrong. We’re not generating enough …”

Dan Smith: Okay, fair question. When would we have to reassess whether or not free cash from the business is sufficient?

The maturity on the Lyondell debt, we have a maturity scheduled, in fact, as ‘07.

Kevin DeNicola: Yeah, we don’t have anything coming due any time soon. In fact, you know, we’re actually calling debt right now, by the way, which I think is a sure answer to your question. We already decided we’ve got the free cash flow available, you know, from the businesses now to start calling debt, you know, but I mean we don’t have anything. That’s what we did it on purpose is to push all those maturities out in the event we saw a relapse of some kind but at the same time have the call provisions then to get to that debt when the cash was there.

But I think, realistically, if we didn’t see the ability to quench that 1.9 billion of Lyondell debt in the ‘07/’08 timeframe, you’d probably see by late ‘06 a move to refinance part of it. Very tempting because you could refinance chunks of it now at very attractive rates but —

Unidentified Speaker: Can’t call it?

Dan Smith: Yeah, we have—

Unidentified Speaker: [Indiscernible].

Dan Smith: — could call it. We could do the refinancing.

Kevin DeNicola: Just expensive, I think, but we don’t see a need to. I think we’ve got enough cash flow coming. We’re going to retire a fair amount of that before we even come close to their — the maturity.

Kevin McCarthy: Dan, you didn’t focus on MTBE very much in the presentation. My impression is things in Washington are kind of on hold for the moment. Is there any real news with regard to a potential phase-out or liability protection?

Dan Smith: No, there really isn’t, Kevin. The energy bill that passed the conference committee stalled for lack of the ability to get the cloture vote in the Senate. The House members are still holding that bill, and we’ve talked to them as recently as last week, and they would still intend no later than the lame duck session to try to pass that bill. But, obviously, how the election turns out, both in balance of both houses of Congress, as well as the presidency, will have an impact on whether or not they think they can get an energy bill. That energy bill, though, I will remind you simply eliminates the class action effective product liability nuisance that we face right now. We’ve not lost suits. It’s not a big problem for us, but it does take time and effort to defend yourself in those. That would just eliminate those. It’s not going to reverse the trend on the MTBE. I think if it passed, you would be likely to see this tail on MTBE last a lot longer. And where we are now, we’re in a rough balance. About enough on-purpose capacity has been shut down to match the loss of demand, and we theoretically should be the last man standing in the business. But how it develops from here, we’ll still have to keep our ears to the ground.

We have developed an alternative that’s much cheaper than what we talked about. We can go to diisobutylene, which would cost us less than 20 million of capital to convert. We’re obviously not anxious to do that because that’s just plain old ordinary gasoline and it does not have the advantage of upgrading methanol to gasoline, which when you make MTBE, you’re really taking butylene and methanol and making gasoline value of and a higher-value gasoline. So we’re not likely to push on that until it becomes apparent that we need to, but we do need to protect our propylene oxide production. So if need be, we’ll make that conversion.

Unidentified Speaker: Oil is roughly $47 a barrel today, and that’s your primary input. Can you kind of bracket what would happen to your results, say, over a six-month period if you saw a 15-percent decline in a barrel of oil from that 47 and what you’d see if oil, for whatever reason, would spike up to $15 a barrel from where we are now?

Dan Smith: If I paraphrase the question, it has to do with the dynamics of crude oil pricing and what the impact would be on our margins from either a spike up or a decline away.

Unidentified Speaker: Ten or fifteen dollars.

Dan Smith: If you saw a rapid decline, sizable rapid decline, I think even though we’re in a zone where there’s more pricing power, it would be difficult to hold all that in margin. So I think you would lose some of that. You would not hold all of that, but you would gain margin. If it declined less and more slowly, I think we have a better chance of basically holding pricing virtually where it is and growing the margin by that amount. But for the consumer, then the price is not going up; the price is staying stable for our products.

If you get into a spiked situation, we’ve got a lot of experience with that. We’ve seen some big spikes up over the past 18 months, and what I would tell you is we’ve become more adept at passing them through quicker, but you do not get instantaneous. Today, the price of crude, close to 47.10. If we bought quantities today, that’s not any guarantee we’ll get that passed through in next month’s results. But if there is a pattern, it went from 40 to 45, 45 to 50, you do get that pattern passed through over one to two months typically. Yes, sir?

Unidentified Speaker: It seems like the rate of price recovery is increasing. There’s been speculation of October even [inaudible] two price increases and things of that nature. How do you — when do you get to the point where you don’t maybe [inaudible] but when do you get to the point where you really start to just say, “We don’t even need oil to go up. We can push one [inaudible] or two …”

Dan Smith: If I could paraphrase for people who couldn’t hear, again, the price movement seems to be accelerating. When can you push through, regardless of anything else?

It’s basically almost trial and error. When things are tighter and you’re trying to move your margins up, you move the prices up. Eventually, you come to the point that the customer will say, “I’m not going to pay that,” and you say, “Fine, don’t take the volume.” If you’re in a tight market, he walks away and comes back the next week because he couldn’t find the volume, and he pays what he has to pay. So how aggressive you are on price movement, within reason, will dictate how much you possibly get. But eventually, it comes to the willingness to walk away from business to get the price increase.

Unidentified Speaker: [Inaudible] 95 percent?

Dan Smith: Well, if you’re above 95 percent, there’s very little risk.

Unidentified Speaker: Right.

Dan Smith: Because you know the volume’s not there for somebody to get. So a large customer, if he walks away from a large quantity, is not going to be able to find it somewhere else. And once he has to come back hat in hand, then the price movements are much easier, at least with that customer. But it’s that simple. It’s a straight commodity business. So I think what we’re seeing is typical of where on the cycle you would expect to see acceleration of price movement in this timeframe. But I would remind all of you we’ve got a lot of movement to go before we can start approaching those kinds of numbers we were talking about.

Kevin McCarthy: There was a question here in the front?

Unidentified Speaker: Yeah, other than the Huntsman facility, where — have you heard of any other capacity restarts [inaudible]?

Dan Smith: The only other — question about capacity restarts. Huntsman, we’ve heard about. Chevron Phillips has a small unit down. We have a small unit down. I have not heard anything from Chevron-Phillips, and I can assure you we are not restarting ours at this point, but we have reassessed how long it would take us to restart. And we’ve said before it was nine to 12 months; the re-look indicated it was nine to 12 months.

So if you see an upcycle like the projections from CMAI, it will make sense for us to restart that at some point, but it doesn’t look appropriate yet.

Unidentified Speaker: I mean Chevron Phillips, just knowing the nature of their facilities, would they be able to start faster in that six to 12-month period?

Dan Smith: I honestly don’t know what Chevron Phillips could or couldn’t do; you’d have to ask them. I can give you Jim Galloway’s phone number if you’d like.

Kevin McCarthy: Dan, on the last conference call, I think you alluded to some congestion on the rail lines in Texas. Is that situation any better or worse than it was? And has Hurricane Ivan had any material impact on transportation or any second-order effects on your business?

Dan Smith: We haven’t seen much from Hurricane Ivan in our business because we’re, Lake Charles and west. Some of our competitors through our Mississippi River have seen some congestion there.

But the rail bottleneck in the Houston area is a Union-Pacific problem. When the Union-Pacific merged with the SP, they took a lot of capacity out of the system, which was not really seen. We had big problems when they first did the merger, but then it tended to abate. Well, the reason it abated, frankly, is the industry went way down at utilization. So I think they falsely thought they had everything cured, and then as volumes started picking up, it’s become very apparent, and I think it’s going to take 12, 18 months to work through that. They’ve got to hire new train crews and get them trained, etcetera, etcetera, to relieve that bottleneck. So it’s not going to go away quickly, but it’s not crippling.

Unidentified Speaker: We have time for maybe one more question.

Dan Smith: Yes, sir?

Unidentified Speaker: Could you talk about the raw material costs [inaudible]?

Dan Smith: Well, crude oil is the biggest, and while we don’t necessarily buy crude oil, we buy derivatives of it — condensates, naphthas, etcetera.

The other big one would be natural gas, and we use it for fuel, but we also use natural gas liquids for feedstocks and two plants up in the Midwest.

So when you talk about the chemical industry, you’re going to find those same two with everybody. Now, I think where you’re going is, are we Southwest Airlines, and did we go out and purchase contracts to give us a guaranteed price through the next three years? The answer is no. Again, our business relies on supply/demand balances to generate the margins, and if those are there, the margins will be there regardless of the price. If you’re in the airline business, capacity in the airline business is separate from the cost of fuel, so you often have to eat the cost of fuel because the capacity vector didn’t get better in the airline business because crude went up or down. In our business, there tends to be a reaction in the marketplace to the movements of the raw material. So we have not hedged because there were no true hedges out there, and we’ve not speculated.

Kevin McCarthy: Okay, that concludes the breakout session. Dan, Kevin, and Doug, thank you very much.

Dan Smith: Thank you, Kevin.